UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 23, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Och-Ziff Capital Management Group LLC
File No. 5-83398 - CF#21495

DIC Sahir Limited, Dubai International Capital LLC, Dubai Holding Investment Group LLC, Dubai Holding LLC, and Mohammad Abdullah Ali Al Gergawi submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit 3 to a Schedule 13D filed on January 18, 2008.

Based on representations by DIC Sahir Limited, Dubai International Capital LLC, Dubai Holding Investment Group LLC, Dubai Holding LLC, and Mohammad Abdullah Ali Al Gergawi that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 3   through January 18, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele M. Anderson
Chief, Office of Mergers and Acquisitions